Exhibit 99.1
Cyberkinetics Announces Results for the First Quarter Ended March 31, 2006
FOXBOROUGH, Mass.—(BUSINESS WIRE)—May 10, 2006—Cyberkinetics Neurotechnology Systems, Inc. (OTCBB: CYKN; “Company;” “Cyberkinetics”), a neurotechnology company focused on neurostimulation and neural sensing, today released financial results for the first quarter ended March 31, 2006, and provided updates on the Company’s progress on key development programs.
Total revenues for the quarter ended March 31, 2006, were $385,000 as compared to $421,000 for the same quarter in 2005. The Company reported a net loss of $3.9 million, or $0.15 per share, for the quarter ended March 31, 2006, compared to a net loss of $2.2 million, or $0.14 per share, in 2005. The increased net loss was attributable to the recognition of a one-time, non-cash charge for in-process research and development of $1.6 million during the quarter related to the acquisition of Andara™ Life Science, Inc. Cash used in operations was $2.3 million in the first quarter of 2006, as compared to $1.4 million for the first quarter of 2005. Cyberkinetics ended the quarter with approximately $10.0 million in cash and cash equivalents, compared to $11.3 million at year-end 2005.
“During the quarter, we acquired the Andara™ Oscillating Field Stimulator (OFS) technology platform, which gives us a unique entry point into the multi-billion-dollar neurostimulation market and is a candidate for accelerated approval in the treatment of spinal cord injuries,” stated Timothy R. Surgenor, President and Chief Executive Officer of Cyberkinetics. “We also continued to make progress in the development of our neural interface programs – the BrainGate and NeuroPort™ Systems – by expanding our clinical activities. We believe we are now well positioned to drive shareholder value as we execute on our plans for these exciting programs.”
First Quarter and Recent Operational Highlights
The Andara™ OFS Device Technology — Designed to Repair Neural Connections that Result from Spinal Cord Injury
—	In February 2006, Cyberkinetics acquired privately owned Andara™ Life Science, Inc. and gained rights to a portfolio of neural repair technologies including the proprietary Andara™ OFS Device. Peer reviewed, published data from a ten-patient, Phase Ia Clinical Trial of the Andara™ OFS Device provides initial data on the ability to restore sensation and some movement in those with acute spinal cord injuries who would otherwise not be expected to improve from their injuries.

—	The Company’s Humanitarian Use Device (HUD) designation filing is under review by the U.S. Food and Drug Administration. Upon obtaining the HUD designation, Cyberkinetics expects to file a Humanitarian Device Exemption (HDE) application in 2006. If successful in obtaining the HDE, Cyberkinetics could market the product as early as the first quarter of 2007.

—	In April 2006, results from a preclinical study were reported at the American Association of Neurological Surgeons in San Francisco that demonstrate – for the first time – that a combination therapy induced nerve regeneration and functional recovery in a preclinical model of chronic, or “old” spinal cord injuries. This combination system is called the Andara™ OFS PLUS System and is the subject of a patent filing to which Cyberkinetics holds an exclusive, worldwide license.

—	In April 2006, two preclinical studies published in the Journal of Neuroscience Research indicate that hydralazine, a compound for which Cyberkinetics holds an exclusive, worldwide license, may prevent neural cell death by halting the toxic chemical process that normally occurs following an injury.
BrainGate System — Designed to Restore Function via Direct Brain-Computer Control of Communication and Other Devices
—	A total of four participants have been enrolled in pilot trials of the Company’s BrainGate Neural Interface System, including one participant in the pilot trial for ALS (amyotrophic lateral sclerosis or Lou Gehrig’s disease) and other motor neuron diseases. During the quarter, development and clinical testing with these participants continued, with a focus on developing a broader understanding of the overall potential of the neural interface, as well as exploring – for the first time – whether a person with ALS, which is a neurodegenerative condition, can utilize the BrainGate System.

—	Investigators associated with these pilot trials will be presenting updated results in June 2006 at the American Association of Stereotactic and Functional Neurosurgeons Conference and at the American Spinal Cord Injury Association Conference, as well as at several other scientific meetings later in the year.

—	Also during the first quarter 2006, the Company executed a subcontract under the terms of a five year, $4.4 million contract awarded to Case Western Reserve University in 2005 by the National Center for Medical Rehabilitation Research. Completion of this subcontract allowed the Company to recognize revenue for activities associated with this program during the quarter.
The NeuroPort™ System — Designed to Detect Neural Signals
—	In March 2006, Cyberkinetics and Columbia University Medical Center (“Columbia”) entered into a collaborative agreement to evaluate the utility of brain electrical activity recordings obtained using Cyberkinetics’ NeuroPort™ System. Columbia researchers intend to use the NeuroPort™ System to improve understanding of certain abnormal human brain processes, which may include those commonly associated with epileptic seizures, Parkinson’s disease and other movement disorders, as well as many other neurological diseases. As part of the agreement, Cyberkinetics has an option to license any inventions derived from the research collaboration.
Conference Call Instructions
Cyberkinetics’ management will hold a conference call at 1:00 pm Eastern Time, Wednesday, May 10, 2006, to discuss results of the first quarter 2006. Those who would like to participate in the conference call should dial 800-299-0148, or 617-801-9711 for international participants, and use the pass code 15669955. To access a replay of the conference call, which will be available from 3:00 pm Eastern Time on May 10 until 5:00 pm Eastern Time on May 17, please dial 888-286-8010, or 617-801-6888 for international callers, and use the pass code 19135953.
An audio webcast of the conference call will also be available at www.cyberkineticsinc.com. The webcast is also being distributed through the Thomson StreetEvents Network. Individual investors can listen to the call at www.earnings.com, Thomson’s individual investor portal, powered by StreetEvents. Institutional investors can access the call via www.streetevents.com, a password-protected event management site.
About Cyberkinetics Neurotechnology Systems, Inc.
Cyberkinetics Neurotechnology Systems, Inc., a leader in the neurotechnology industry, is developing neural stimulation, sensing and processing technology to improve the lives of those with severe paralysis resulting from spinal cord injuries, neurological disorders and other conditions of the nervous system. Cyberkinetics’ product development pipeline includes: the FDA cleared-to-market NeuroPort™ System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity; the Andara™ Oscillating Field Stimulator (OFS) Device, an investigative device designed to stimulate regeneration of the neural tissue surrounding the spinal cord; and the BrainGate System, an investigative device designed to provide communication and control of a computer, assistive devices, and, ultimately, limb movement. Additional Information is available at Cyberkinetics’ website at http://www.cyberkineticsinc.com.
Forward-Looking Statements
This announcement contains forward-looking statements, including statements about Cyberkinetics’ product development plans and progress, potential development of proprietary inventions and benefits that may be realized by certain research programs. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate” or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.
Financial results for the quarter ended March 31, 2006 are summarized in the tables below.
Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended
	March 31,
	2006	2005
Revenues:
Product sales	$132,200	$249,492
Grant income	252,480	171,798

Total revenues	384,680	421,290

Operating expenses:
Cost of product sales	49,768	44,656
Research and development	1,396,278	1,453,623
Sales and marketing	109,979	82,492
General and administrative	1,054,089	1,087,030
Purchased in-process research and development	1,602,239	—

Total operating expenses	4,212,353	2,667,801

Operating loss	(3,827,673)	(2,246,511)

Other income (expense):
Interest income	108,832	15,331
Interest expense	(181,816)	(16,193)

Other expense, net	(72,984)	(862)

Net loss	$(3,900,657)	$(2,247,373)

Basic and diluted net loss attributable to common stockholders per common share	$(0.15)	$(0.14)

Shares used in computing basic and diluted net loss attributable to common stockholders per common share	26,876,209	15,669,077

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	March 31,	December 31,
	2006	2005
Assets
Current Assets
Cash and cash equivalents	$10,004,471	$11,346,372
Other current assets	1,109,801	1,051,038
Net property and equipment	670,625	619,433
Other assets	2,259,564	348,545

Total assets	$14,044,461	$13,365,388

Liabilities and stockholders’ equity
Current liabilities	2,702,336	2,158,810
Long-term liabilities	3,529,174	2,864,327

Stockholders’ equity:
Common stock, $0.001 par value	30,189	27,158
Additional paid-in-capital	33,694,070	31,112,108
Common stock held in escrow	(13,000)	(13,000)
Deferred stock-based compensation	—	(786,364)
Accumulated deficit	(25,898,308)	(21,997,651)

Total stockholders’ equity	7,812,951	8,342,251

Total liabilities and stockholders’ equity	$14,044,461	$13,365,388

CONTACT:	Cyberkinetics Neurotechnology Systems, Inc.
Elizabeth A. Razee, 508-549-9981, Ext. 109
Manager, Corporate Communications
or
The Investor Relations Group:
Jordan Silverstein, Investor Relations
Kevin Murphy, Media Relations
212-825-3210

SOURCE:	Cyberkinetics Neurotechnology Systems, Inc.